UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Total Fund Solution

Address of Principal Business Office (No. & Street, City, State, Zip Code):

615 E. Michigan St.
Milwaukee, WI 53202

Telephone Number (including area code): (414) 287-3338

Name and address of agent for service of process:

The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801

Copy to:
Fabio Battaglia, III, Esq.
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103-7018

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes [ X ] No [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Milwaukee and state of Wisconsin on the 6th day of August, 2021.

Total Fund Solution

By:     /s/ Michael J. Weckwerth

Name: Michael J. Weckwerth

Title: Trustee

Attest:    /s/ Karen A. Hauser

Name:    Karen A. Hauser

Title:    Notary Public